FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2007

Omega Navigation Enterprises, Inc.

24 Kaningos Street
Piraeus 185 34 Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the release issued by Omega Navigation Enterprises, Inc. on

March 28, 2007

EXHIBIT 1

Omega Navigation Enterprises Takes delivery of its Seventh Vessel a New Building Ice Class 1A Panamax Product Tanker

Piraeus, Greece, March 28, 2007 – Omega Navigation Enterprises, Inc. (NASDAQ:ONAV, SGX:ONAV50), a provider of global marine transportation services focusing on product tankers, announced today that it has taken delivery from STX Shipbuilding Co., South Korea, of the “Omega Emmanuel” a new building Ice Class 1A Panamax double hull product tanker with a capacity of 73,000 dwt.

As previously announced, Omega Navigation has secured employment for the “Omega Emmanuel” under a three year time charter with ST Shipping & Transport PTE, a subsidiary of Glencore International, at a daily rate of $ 25,500, including profit sharing arrangements, pursuant to which earnings from the vessel in excess of $ 25,500 per day will be divided equally between Omega Navigation and ST Shipping.  This sharing ratio will be adjusted when the vessel trades in ice conditions, so that during such trading conditions the profit sharing above the base rate of $25,500 per day between Omega Navigation and ST Shipping will be 65% and 35%, respectively.

The three year charter on the “Omega Emmanuel” will commence after three voyages from delivery from the shipyard or after vetting approvals by two oil majors have been secured, whichever is earlier and which we refer to as the initial period.  During this period, the vessel will be employed by ST Shipping under a short-term time charter on the basis of commercial management.  Omega Navigation has selected V. Ships as the vessel’s technical manager.

Omega Navigation has entered into time charters for 100% of the operating days of its fleet during 2007, following the completion of the initial period, and 2008 – including the “Omega Theodore” whose delivery is expected in April 2007.

George Kassiotis, President and Chief Executive Officer of Omega Navigation, commented, “We are pleased to have taken delivery of the “Omega Emmanuel”, the first of two newbuilding ice class 1A Panamax product tankers we have agreed to acquire. The delivery of the “Omega Emmanuel” and the expected delivery of the “Omega Theodore” in April 2007, will allow us to trade in ice conditions, thereby further diversifying our trade routes and providing us with new operational capabilities. Furthermore, the employment of “Omega Emmanuel” under a three year charter with profit sharing is expected to enhance our profitability while at the same time reinforcing the execution of our dividend distribution policy.”

Fleet Profile and Employment:

The table below describes the profile and employment of the Company’s fleet:

Vessel	Sister Ship (1)	Year Built	Deadweight (dwt)	Type	Delivery Date	Daily Hire Rate (2)		Re-delivery
CURRENT FLEET
Panamax Product Tankers
Omega Queen	A	2004	74,999	LR1	May-06	$26,500	(3)	May-09
Omega King	A	2004	74,999	LR1	Jun-06	$26,500	(3)	Jun-09
Omega Lady Sarah	C	2004	71,500	LR1 – Ice Class 1C	Jun-06	$24,000	(4)	Jun-09
Omega Lady Miriam	C	2003	71,500	LR1 – Ice Class 1C	Aug-06	$24,000	(4)	Jul-09
Omega Emmanuel	D	2007	73,000	LR1 - Ice Class 1A	Mar-07	$25,500	(7)	Apr - Jun-10
Handymax Product Tankers
Omega Prince	B	2006	36,680	Ice Class 1A	Jun-06	$21,000	(5)	Jun-09
Omega Princess	B	2006	36,680	Ice Class 1A	Jul-06	$21,000	(5)	Jun-09
TOTAL (DWT):			439,358
Additional Vessels (With Expected Delivery Date) (6)
Omega Theodore	D	2007	73,000	LR1 - Ice Class 1A	Apr-07	$25,500	(7)	Apr-10
Total (DWT):			73,000
Additional Vessels on Option
Panamax TBN 3	D	2007	73,000	LR1 – Ice Class 1A	Sep-07
Panamax TBN 4	D	2007	73,000	LR1 - Ice Class 1A	Oct-07
Total (DWT):			146,000

1)     Each vessel is a sister ship of each other vessel that has the same letter.

(2)   This table shows gross charter rates and does not include brokers’ commissions, which are 1.25% of the daily time charter rate.

(3)   The Company has granted Torm the option to extend the charter for 24 months at a minimum daily time charter hire rate of $28,500.

(4)   Plus any additional income under profit sharing provisions of the Company’s charter agreement.

(5)   Plus any additional income under profit sharing provisions of the charter agreements with D/S Norden A/S.  The Company has granted the charterers the option to extend the charter for 12 months at a minimum daily time charter hire rate of $24,000.

(6) Omega Navigation announced on February 12, 2007, that it has agreed to acquire two newbuilding Ice Class 1A Panamax product tankers, named the "Omega Emmanuel" and the "Omega Theodore". The “Omega Emmanuel” was delivered on March 28, 2007, the “Omega Theodore” is currently under construction at STX Shipbuilding Co., South Korea and is scheduled to be delivered to Omega Navigation in April 2007.

(7) Plus any additional income under profit sharing arrangements, according to which charter earnings in excess of $ 25,500 per day will be divided equally between Omega Navigation and ST Shipping. When the vessels trade in ice conditions, the profit sharing between Omega Navigation and ST Shipping is 65/35% respectively.

About Omega Navigation Enterprises, Inc.

Omega Navigation Enterprises, Inc. is an international provider of global marine transportation services through the ownership and operation of eight double hull product tankers. The current fleet includes seven double hull product tankers with a carrying capacity of 439,358 dwt. These seven product tankers are chartered out under three-year period time charters. Furthermore, with the delivery of the recently announced acquisition of the “Omega Theodore,” the Company will own eight product carriers with a combined cargo carrying capacity of 512,358 dwt. The Company also has options to acquire two additional double hull Ice Class 1A Panamax product carriers currently under construction at STX Shipbuilding in South Korea which are expected to be available for delivery between August and September 2007.

The Company was incorporated in the Marshall Islands in February 2005. Its principal executive offices are located in Piraeus, Greece and it also maintains an office in the United States.

Omega Navigation’s Class A common shares are traded on the NASDAQ National Market under the symbol "ONAV" and are also listed on the Singapore Exchange Securities Trading Limited under the symbol “ONAV 50”.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" pending and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, the Company’s management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that the Company will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for product tanker and dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts:

Company Contact:

Gregory A. McGrath

Chief Financial Officer

Omega Navigation Enterprises, Inc.

PO Box 272

Convent Station, NJ   07961

Tel. (551) 580-0532

E-mail: gmcgrath@omeganavigation.com

www.omeganavigation.com

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, NY 10169

Tel. (212) 661-7566

E-mail: nbornozis@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Omega Navigation Enterprises, Inc.

(Registrant)

Dated:  March 28, 2007                   By:        /s Gregory A. McGrath

                                             ------------------------

Gregory A. McGrath
Chief Financial Officer